2006 Income and Capital Gain Distributions
Every year, mutual funds must distribute to shareholders any net investment income and net realized gains in order to satisfy the requirements of the Internal Revenue Code applicable to mutual funds.
Record Date: December 14, 2006 Ex-Dividend Date:December 15, 2006 Payable Date:December 15, 2006 Reinvest Date:December 15, 2006 Meridian Growth Meridian Value Meridian Equity Income Ticker MERDX MVALX MEIFX Cusip 589619-10 5 589619-20 4 589619-30 3 Income Distribution $0.0108 $0.4068 $0.1648 Short-Term Capital Gain $0.3317 $- $0.0685 Long-Term Capital Gain $2.7892 $5.0948 $0.0441 Total $3.1317 $5.5016 $0.2774 U.S. Government Obligations 0.44% 3.50% 0.00%
Dated 12-15-06
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Holdings as of 12/31/2006 Holding Market Value Percentage of Portfolio ABM Industries, Inc. $957,454 2.6% Waddell & Reed Financial, Inc. Class A947,340 2.6 BellSouth Corp. 938,667 2.6 Stanley Works (The) 932,880 2.6 Carnival Corp. 929,498 2.6 Leggett & Platt, Inc. 927,320 2.6 RPM International, Inc. 925,427 2.6 Hubbell, Inc. Class B 920,024 2.5 Lincoln National Corp. 917,980 2.5 Chevron Corp. 916,551 2.5 Net Assets $36,254,620 Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Equity Income Fund Top 10 Sectors
as of 12/31/2006 Sector Market Value Pct. Assets
—— —— —
Industrial Services $ 2,779,028 7.7 % Brokerage & Money Management 1,852,644 5.1
Industrial Products 1,835,048 5.1
Electrical Equipment 1,823,869 5.0
Insurance 1,823,618 5.0
Diversified Operations 1,816,765 5.0
Paper/Forest Products 1,805,146 5.0
Banking 1,802,078 5.0
Basic Materials 1,794,768 4.9
Retail 1,728,652 4.8
Net Assets $ 36,254,620
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Holdings
as of 12/31/2006 Holding Market Value Percentage
—— —— —
of Portfolio
— American Tower Corp. Class A$57,500,672 3.1 % Willis Group Holdings, Ltd. 50,945,150 2.7
Diebold, Inc. 50,249,945 2.7
DaVita, Inc. 47,728,008 2.6
Royal Caribbean Cruises, Ltd. 47,585,552 2.5
Mercury General Corp. 45,858,015 2.5
DENTSPLY International, Inc. 45,551,100 2.4
Cognos, Inc. (Canada) 45,413,730 2.4
RPM International, Inc. 45,197,813 2.4
CBRL Group, Inc. 43,716,555 2.3
Net Assets $1,867,776,872
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Growth Fund Top 10 Sectors
as of 12/31/2006 Sector Market Value Pct. Assets
—— —— —
Retail $ 219,754,801 11.8 % Healthcare Services 161,821,801 8.7
Industrial Services 137,763,297 7.4
Healthcare Products 131,156,130 7.0
Banking 102,973,931 5.5
Brokerage & Money Management 83,943,252 4.5
Tech-Software 83,048,327 4.4
Industrial Products 82,542,842 4.4
Consumer Services 79,526,419 4.2
Leisure & Amusement 76,569,389 4.1
Net Assets $ 1,867,776,872
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Holdings
as of 12/31/2006 Holding Market Value Percentage
—— —— —
of Portfolio
— Safeway, Inc. $51,366,528 2.9 % Pactiv Corp. 50,315,762 2.9
Waste Management, Inc. 47,510,517 2.7
Willis Group Holdings, Ltd. 45,745,920 2.6
Allied Waste Industries, Inc. 45,672,098 2.6
JPMorgan Chase & Co. 44,436,000 2.5
Baxter International, Inc. 44,177,197 2.5
International Flavors & Fragrances, Inc. 42,331,676 2.4
Alltel Corp. 39,402,720 2.2
Anheuser-Busch Cos., Inc. 39,094,320 2.2
Net Assets $1,752,686,124
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting
© 2000-2006 Meridian Fund, Inc. All rights reserved.

Meridian Value Fund Top 10 Sectors
as of 12/31/2006 Sector Market Value Pct. Assets
—— —— —
Consumer Products $ 146,451,884 8.4 % Industrial Services 141,519,051 8.1
Banking 134,006,929 7.6
Retail 127,435,452 7.3
Technology 107,887,728 6.2
Healthcare Products 89,912,083 5.1
Industrial Products 88,713,936 5.1
Consumer Products/Food & Beverage 81,425,996 4.6
Insurance 74,915,150 4.3
Energy 68,759,512 3.9
Net Assets $ 1,752,686,124
Investment Philosophy Open an Account Shareholder Services Privacy Policy Short Term Trading Policy Disclosure of Portfolio Holdings Proxy Voting © 2000-2006 Meridian Fund, Inc. All rights reserved.

MERIDIAN FUND, INC.
January 3, 2007
To Our Shareholders:
Moderate inflation, stable interest rates and strong corporate profit growth resulted in broad based stock gains in 2006. The S&P 500 index advanced 13.6%, the NASDAQ 9.5% and the Russell 2000, representing smaller companies, did even better with a 17.0% increase. Telecom, energy and utilities were among the best performing sectors. The worst performing groups included healthcare, technology and consumer goods. Interest rates increased somewhat. The yield on the ten-year government bond advanced to 4.71% from 4.39% at the beginning of 2006.
Economic growth moderated from an annualized rate in excess of 5% in the first quarter of 2006 to 2% in the third quarter. Home building and related industries is the primary weak spot, while auto sales are soft and industrial production has slowed. Consumer confidence, however, has recently improved and consumer spending is showing continued growth due to stable oil prices, job growth, wage increases and a rising stock market. Our outlook for 2007 is for GDP growth of 2.5%, modestly higher long-term interest rates, stable short-term rates, inflation in the area of 2.0% and corporate profit growth in the mid single-digit range. There are two risks to our outlook. First, a significant decline in housing prices causing trouble in the mortgage market. Second, an international crisis that restricts the supply of energy, pushing up substantially the price of oil and related products.
We welcome those new shareholders who joined the Meridian Funds during the quarter and appreciate the continued confidence of our existing shareholders.
We wish you a happy, healthy and prosperous New Year.
Richard F. Aster, Jr.

Meridian Equity Income Fund® (MEIFX)
The Meridian Equity Income Fund’s net asset value per share at December 31, 2006 was $12.24. This represents an increase of 19.6% for the calendar year. The Fund’s total return and average annual compound rate of return since inception, January 31, 2005, were 26.7% and 13.2%, respectively.
On December 15, 2006, the Equity Income Fund paid a long-term capital gain distribution of $0.04 per share, a short-term capital gain distribution of $0.07 per share and an income dividend of $0.17 per share. The Fund’s assets at the close of the quarter were invested 9.8% in cash and 90.2% in stocks. Total net assets were $36,254,620 and there were 570 shareholders.
The Meridian Equity Income Fund continues to focus on companies with above average yields and strong financial returns that, in our opinion, have the ability to grow dividends. The portfolio is diversified with 36 positions representing 25 different industry groups. At the end of the fourth quarter, the portfolio’s average holding had a 5-year-average return on equity of 19.2% and an average dividend yield of 2.7%; both measures substantially higher than the average S&P 500 stock. The average position had a market capitalization of $23.7 billion, a debt ratio of 31.6% and earnings per share that are expected to grow 11.7% during the next several years. We believe these financial characteristics will lead to positive returns for the fund.
During the quarter we purchased shares of Carnival Corp., Federated Investors, 3M, Rohm & Haas and Stanley Works. We sold our shares in Briggs & Stratton, Equity Residential, Eli Lilly, Mellon Financial and Newell Rubbermaid.
RPM International, a current holding, manufactures, markets and sells specialty paints, protective coatings, sealants, adhesives and roofing systems for the consumer and industrial markets. Products are sold in 151 countries and territories. RPM has a good long-term track record in growing earnings and dividends, and has solid financial characteristics. The company is expected to grow earnings at 12% during the next 5 years and has a return on equity of 17%. The shares are attractively valued, selling at 13.5 times estimated earnings and yielding over 3%.
Meridian Growth Fund® (MERDX)
The Meridian Growth Fund’s net asset value per share at December 31, 2006 was $39.24. This represents an increase of 15.8% for the calendar year. The Fund’s total return and average annual compound rate of return since inception, August 1, 1984, were 1,777.9% and 14.0%, respectively.
On December 15, 2006, the Growth Fund paid a long-term capital gain distribution of $2.79 per share, a short-term capital gain distribution of $0.33 per share and an income dividend of $0.01 per share. The Fund’s assets at the close of the quarter were invested 4.7% in cash and cash equivalents and 95.3% in stocks. Total net assets were $1,867,776,872 and there were 74,669 shareholders.

The stock market is reasonably valued and we believe earnings growth will be in the 5% to 7% range in 2007. This means stock selection will become more important in achieving above average results as the business cycle becomes mature. Our portfolio turn-over is less than 30%, which means we own stocks, on average, in excess of three years. Our strategy is to research and own, at a reasonable price, growth stocks that can do well for an extended period of time. We continue to focus on small and medium-sized companies that address a market that is conducive to growth and that have an important market share. A high return on capital and capable management are also critical to our investment strategy. We believe this criterion, along with a concern for valuation, is a sound, long-term approach to investing.
During the quarter we purchased shares of Apria Healthcare Group, Annaly Capital Management, United Stationers and Winnebago Industries. We sold our shares in American Power Conversion, Getty Images, Host Hotels & Resorts and Mercury Interactive.
Cerner Corp, a recent purchase, is the largest supplier of healthcare information technology (HCIT) for physician offices, hospitals, clinics, labs and pharmacies. The company offers the broadest solution set in the industry resulting in 30% market share. The HCIT market is forecasted to grow 8% over the next several years. The healthcare industry is compelled to continue investing in information technology systems to improve efficacy and efficiency. Approximately 25% of hospitals currently have a fully implemented electronic medical record (EMR) system, indicating how under penetrated the market is. Cerner is well positioned to benefit from this trend and, in our opinion, will grow profits at double-digit rates over the next several years. The stock sells at a reasonable valuation given its earnings growth potential, experienced management team and positive long-term investment outlook.
Meridian Value Fund® (MVALX)
The Wall Street Journal ranked the Meridian Value Fund the eighteenth best performing stock fund for the ten-year period ending December 31, 2006. This is out of a universe of approximately 2,000 funds. The Meridian Value Fund has outperformed the S&P 500 index seven of the past eight years.
The Meridian Value Fund’s net asset value per share at December 31, 2006 was $35.60. This represents an increase of 18.7% for the calendar year. The Fund’s total return and average compounded annual rate of return since June 30, 1995, were 669.9% and 19.4%, respectively. The comparable period returns for the S&P 500 with dividends were 215.9% and 10.5%, respectively.
On December 15, 2006, the Value Fund paid a long-term capital gain distribution of $5.09 per share and an income dividend of $0.41 per share. The Fund’s assets at the close of the quarter were invested 5.2% in cash and cash equivalents and 94.8% in stocks. Total net assets were $1,752,686,124 and there were 77,479 shareholders.
Our investment strategy is unchanged. We continue to seek out-of-favor companies that have defensible positions in their industries, strong or improving balance sheets, reasonable valuations and good prospects for earnings growth. We believe that over the long-term this strategy will continue to outperform. In our opinion the portfolio is well positioned, reasonably valued and diversified. We hold 64 positions, representing 26 industry groups. We continue to invest in companies of all market capitalizations and our largest areas of concentration are technology, real estate and financials. We currently monitor, but don’t yet own, a number of solid companies that sell at reasonable valuations. The outlook for our approach, in our view, is favorable at this time.
During the quarter we purchased shares of ABM Industries, Apria Healthcare Group, Avon Products, Blount International, Cincinnati Financial, Helen of Troy, Mine Safety Appliances, Stewart Information Services, Tuesday Morning and Unisys. We sold our shares in The DIRECTV Group, Equity Residential, General Electric, Hot Topic, Intersil, Jean Coutu Group, Manitowoc, Pearson and Symbol Technologies.
We recently invested in ABM Industries, a leader in the fragmented janitorial services industry with related services such as parking, security, engineering and lighting. ABM suffered earnings declines due to fewer high margin lighting projects, some cost escalation on fixed price contracts and the underperformance of its SSA security acquisition. The lighting division is now rebounding with new business tied to energy tax credits and efforts to fix the security division are yielding results. With the majority of revenues tied to the office market, ABM should benefit from higher occupancy rates as white collar employment continues to strengthen. We believe that earnings should grow to more than $1.50 per share in 2 to 3 years, up from $0.94 in 2006. ABM is reasonably valued at less than 16.5 times normalized earnings, has a strong balance sheet with $2.70 per share in net cash and pays an attractive 2% dividend yield.
Miscellaneous
The most cost effective method to purchase Meridian Fund shares is directly through our transfer agent PFPC, instead of through third party platforms offered by brokers that charge transaction fees. This is especially true for long-term investors that make multiple purchases. The Meridian Funds are no-load and there are no commissions charged when purchased directly through our transfer agent, PFPC.
We have added a new E-mail Alerts feature to our website at www.meridianfund.com. When you sign up for E-mail Alerts you will receive notification of news items, shareholder reports, SEC filings, and other information regarding the Meridian Funds.

Meridian Equity Income Fund
Summary of Portfolio Holdings
December 31, 2006 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Industrial Services	7.7%	$2,779,028
Brokerage & Money Management	5.1	1,852,644
Industrial Products	5.1	1,835,048
Electrical Equipment	5.0	1,823,869
Insurance	5.0	1,823,618
Diversified Operations	5.0	1,816,765
Paper/Forest Products	5.0	1,805,146
Banking	5.0	1,802,078
Basic Materials	4.9	1,794,768
Retail	4.8	1,728,652
Telecommunications Services	2.6	938,667
Leisure & Amusement	2.6	929,498
Furniture & Fixtures	2.5	927,320
Chemicals	2.5	925,427
Oil & Gas	2.5	916,551
Consumer Products	2.5	913,306
Apparel	2.5	906,163
Restaurants	2.5	905,123
Insurance Brokers	2.5	904,395
Healthcare Products	2.5	903,484
Office Supplies	2.5	901,771
Toys	2.5	901,641
Business Services	2.5	898,273
Business Products	2.5	894,720
Auto Components	2.4	885,807
Cash & Other Assets, Less Liabilities	9.8	3,540,858

	100.0%	$36,254,620

The accompanying notes are an integral part of the financial statements

Meridian Growth Fund
Summary of Portfolio Holdings
December 31, 2006 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Retail	11.8%	$219,754,801
Healthcare Services	8.7	161,821,801
Industrial Services	7.4	137,763,297
Healthcare Products	7.0	131,156,130
Banking	5.5	102,973,931
Brokerage & Money Management	4.5	83,943,252
Tech-Software	4.4	83,048,327
Industrial Products	4.4	82,542,842
Consumer Services	4.2	79,526,419
Leisure & Amusement	4.1	76,569,389
Restaurants	3.7	68,868,059
Cellular Communications	3.1	57,500,672
Insurance Brokers	2.7	50,945,150
Business Products	2.7	50,249,945
Insurance	2.4	45,858,015
Chemicals	2.4	45,197,813
Business Services	2.3	43,185,790
Apparel	2.3	42,830,693
Aerospace/Defense	2.3	42,587,712
Hotels & Lodging	2.1	39,908,080
Construction	1.8	33,743,837
Tech-Hardware	1.7	31,118,305
U.S. Government Obligations	1.6	29,864,732
Wholesale	1.6	29,760,673
Transportation	1.2	21,633,298
Technology	1.0	18,418,035
Cash & Other Assets, Less Liabilities	3.1	57,005,874

	100.0%	$1,867,776,872

The accompanying notes are an integral part of the financial statements

Meridian Value Fund
Summary of Portfolio Holdings
December 31, 2006 (Unaudited)

Portfolio Holdings by Category (% of total net assets)
Consumer Products	8.4%	$146,451,884
Industrial Services	8.1	141,519,051
Banking	7.6	134,006,929
Retail	7.3	127,435,452
Technology	6.2	107,887,728
Healthcare Products	5.1	89,912,083
Industrial Products	5.1	88,713,936
Consumer Products/Food & Beverage	4.6	81,425,996
Insurance	4.3	74,915,150
Energy	3.9	68,759,512
Utilities	3.9	68,538,784
Real Estate	3.5	60,614,868
Pharmaceuticals	3.3	58,374,132
Insurance Brokers	2.6	45,745,920
Telecommunications Services	2.3	39,402,720
Telecommunications Equipment	2.1	37,628,576
Apparel	2.1	37,605,938
Business Products	2.1	37,252,040
Information Technology Services	2.1	37,108,828
Agriculture	2.0	35,044,083
Aerospace/Defense	1.9	33,936,120
Oil & Gas	1.8	31,981,048
U.S. Government Obligations	1.7	29,864,731
Healthcare Services	1.5	26,433,400
Brokerage & Money Management	1.4	24,304,710
Basic Materials	1.2	21,149,230
Restaurants	0.4	6,165,768
Cash & Other Assets, Less Liabilities	3.5	60,507,507

	100.0%	$1,752,686,124

The accompanying notes are an integral part of the financial statements

Meridian Fund, Inc.
Disclosure of Fund Expenses
For the Six Month Period July 1, 2006 to December 31, 2006 (Unaudited)
We believe it is important for you to understand the impact of fees and expenses on your investment. All mutual funds have operating expenses. As a shareholder of the Fund, you incur ongoing costs, which include costs for portfolio management, administrative services, and shareholder reports (like this one), among others. Operating expenses, which are deducted from a Fund’s gross income, directly reduce the investment return of the portfolio. A Fund’s expenses are expressed as a percentage of its average net assets. This figure is known as the expense ratio. The following examples are intended to help you understand the ongoing costs (in dollars) of investing in your Fund and to compare these costs with those of other mutual funds. The examples are based on an investment of $1,000 made at the beginning of the period shown and held for the entire period and assume reinvestment of all dividends and distributions.

	Beginning	Ending			Expenses
	Account Value	Account Value	Expense		Paid During
	07/01/06	12/31/06	Ratio(1)		Period(2)
Actual Fund Return
(See explanation below)
Meridian Equity Income Fund	$1,000.00	$1,132.80	1.25	%(4)	$6.72
Meridian Growth Fund	$1,000.00	$1,098.90	0.85%		$4.50
Meridian Value Fund	$1,000.00	$1,137.10	1.10%		$5.93

Hypothetical 5% Return(3)
(See explanation below)
Meridian Equity Income Fund	$1,000.00	$1,018.90	1.25	%(4)	$6.36
Meridian Growth Fund	$1,000.00	$1,020.92	0.85%		$4.33
Meridian Value Fund	$1,000.00	$1,019.66	1.10%		$5.60

(1)	Annualized, based on the Fund’s most recent fiscal half-year expenses.

(2)	Expenses are equal to the Fund’s annualized expense ratio multiplied by the average account value over the period, multiplied by the number of days in the most recent fiscal half-year, then divided by 365.

(3)	Before expenses.

(4)	See note 2 to Financial Statements.

Meridian Fund, Inc.
Disclosure of Fund Expenses (continued)
For the Six Month Period July 1, 2006 to December 31, 2006 (Unaudited)
The table above illustrates your Fund’s costs in two ways:
Actual Fund Return: This section helps you to estimate the actual expenses that you paid over the period. The “Ending Account Value” shown is derived from the Fund’s actual return, the third column shows the period’s annualized expense ratio, and the last column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund at the beginning of the period. You may use the information here, together with your account value, to estimate the expenses that you paid over the period.
To do so, simply divide your account value by $1,000 (for example, an $8,600 account value divided by $1,000 = 8.6), then multiply the result by the number in the first line under the heading entitled “Expenses Paid During Period.”
Hypothetical 5% Return: This section is intended to help you compare your Fund’s costs with those of other mutual funds. It assumes that the Fund had a return of 5% before expenses during the period shown, but that the expense ratio is unchanged. In this case, because the return used is not the Fund’s actual return, the results do not apply to your investment. You can assess your Fund’s costs by comparing this 5% Return hypothetical example with the 5% Return hypothetical examples that appear in shareholder reports of other funds.
Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs such as short-term redemption and exchange fees or sales and service charges you may pay third party broker/dealers. Had these transactional costs been included, your costs would have been higher. Therefore, the hypothetical section of the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds.

Meridian Equity Income Fund
Schedule of Investments
December 31, 2006 (Unaudited)

		Value
	Shares	(Note 1)
COMMON STOCKS - 90.2%

APPAREL - 2.5%
VF Corp.	11,040	$906,163

AUTO COMPONENTS - 2.4%
Autoliv. Inc. (Sweden)	14,690	885,807

BANKING - 5.0%
Comerica, Inc.	15,350	900,738
Regions Financial Corp.	24,100	901,340

		1,802,078

BASIC MATERIALS - 4.9%
PPG Industries, Inc.	13,840	888,666
Rohm & Haas Co.	17,725	906,102

		1,794,768

BROKERAGE & MONEY MANAGEMENT - 5.1%
Federated Investors, Inc. Class B	26,800	905,304
Waddell & Reed Financial, Inc. Class A	34,625	947,340

		1,852,644

BUSINESS PRODUCTS - 2.5%
Diebold, Inc.	19,200	894,720

BUSINESS SERVICES - 2.5%
R. R. Donnelley & Sons Co.	25,275	898,273

CHEMICALS - 2.5%
RPM International, Inc.	44,300	925,427

CONSUMER PRODUCTS - 2.5%
Reynolds American, Inc.	13,950	913,306

DIVERSIFIED OPERATIONS - 5.0%
3M Co.	11,615	905,157
E.I. du Pont de Nemours & Co.	18,715	911,608

		1,816,765

ELECTRICAL EQUIPMENT - 5.0%
Emerson Electric Co.	20,500	903,845
Hubbell, Inc. Class B	20,350	920,024

		1,823,869

FURNITURE & FIXTURES - 2.5%
Leggett & Platt, Inc.	38,800	927,320

HEALTHCARE PRODUCTS - 2.5%
Johnson & Johnson	13,685	903,484

INDUSTRIAL PRODUCTS - 5.1%
Bemis Co.	26,550	902,169
Stanley Works (The)	18,550	932,879

		1,835,048

INDUSTRIAL SERVICES - 7.7%
ABM Industries, Inc.	42,160	957,454
Genuine Parts Co.	19,160	908,759
Waste Management, Inc.	24,825	912,815

		2,779,028

INSURANCE - 5.0%
Lincoln National Corp.	13,825	917,980
Mercury General Corp.	17,175	905,638

		1,823,618

INSURANCE BROKERS - 2.5%
Willis Group Holdings, Ltd. (United Kingdom)	22,775	904,395

LEISURE & AMUSEMENT - 2.6%
Carnival Corp.	18,950	929,498

OFFICE SUPPLIES - 2.5%
Avery Dennison Corp.	13,275	901,771

OIL & GAS - 2.5%
Chevron Corp.	12,465	916,551

PAPER/FOREST PRODUCTS - 5.0%
Kimberly-Clark Corp.	13,235	899,318
Sonoco Products Co.	23,800	905,828

		1,805,146
The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Schedule of Investments (continued)
December 31, 2006 (Unaudited)

		Value
	Shares	(Note 1)
COMMON STOCKS (continued)

RESTAURANTS - 2.5%
IHOP Corp.	17,175	$905,123

RETAIL - 4.8%
Cato Corp. (The) Class A	36,800	843,088
Limited Brands, Inc.	30,600	885,564

		1,728,652

TELECOMMUNICATIONS SERVICES - 2.6%
BellSouth Corp.	19,925	938,667

TOYS - 2.5%
Mattel, Inc.	39,790	901,641

TOTAL INVESTMENTS - 90.2%
(Cost $28,817,435)		32,713,762

CASH AND OTHER ASSETS,
LESS LIABILITIES - 9.8%		3,540,858

NET ASSETS - 100.0%		$36,254,620

The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments
December 31, 2006 (Unaudited)

		Value
	Shares	(Note 1)
COMMON STOCKS - 95.3%

AEROSPACE/DEFENSE - 2.3%
BE Aerospace, Inc.*	1,658,400	$42,587,712

APPAREL - 2.3%
Carter’s, Inc.*	1,679,635	42,830,693

BANKING - 5.5%
Annaly Capital Management, Inc. REIT	1,607,400	22,358,934
SVB Financial Group*	797,400	37,174,788
UCBH Holdings, Inc.	2,473,816	43,440,209

		102,973,931

BROKERAGE & MONEY MANAGEMENT - 4.5%
Affiliated Managers Group, Inc.*	410,045	43,108,031
T. Rowe Price Group, Inc.	932,950	40,835,221

		83,943,252

BUSINESS PRODUCTS - 2.7%
Diebold, Inc.	1,078,325	50,249,945

BUSINESS SERVICES - 2.3%
CSG Systems International, Inc.*	1,615,630	43,185,790

CELLULAR COMMUNICATIONS - 3.1%
American Tower Corp. Class A*	1,542,400	57,500,672

CHEMICALS - 2.4%
RPM International, Inc.	2,163,610	45,197,813

CONSTRUCTION - 1.8%
Granite Construction, Inc.	670,585	33,743,837

CONSUMER SERVICES - 4.2%
Regis Corp.	1,057,000	41,793,780
Rollins, Inc.	1,706,587	37,732,639

		79,526,419

HEALTHCARE PRODUCTS - 7.0%
C. R. Bard, Inc.	516,975	42,893,416
DENTSPLY International, Inc.	1,526,000	45,551,100
Edwards Lifesciences Corp.*	907,985	42,711,614

		131,156,130

HEALTHCARE SERVICES - 8.7%
Apria Healthcare Group, Inc.*	1,070,600	28,531,490
Cerner Corp.*	935,230	42,552,965
DaVita, Inc.*	839,100	47,728,008
Laboratory Corp. of America Holdings*	585,400	43,009,338

		161,821,801

HOTELS & LODGING - 2.1%
Las Vegas Sands Corp.*	446,000	39,908,080

INDUSTRIAL PRODUCTS - 4.4%
Airgas, Inc.	1,009,675	40,912,031
Dionex Corp.*	734,100	41,630,811

		82,542,842

INDUSTRIAL SERVICES - 7.4%
Allied Waste Industries, Inc.*	2,983,025	36,661,377
EGL, Inc.*	863,318	25,709,610
Republic Services, Inc.	961,300	39,096,071
United Rentals, Inc.*	1,427,300	36,296,239

		137,763,297

INSURANCE - 2.4%
Mercury General Corp.	869,676	45,858,015

INSURANCE BROKERS - 2.7%
Willis Group Holdings, Ltd. (United Kingdom)	1,282,930	50,945,150

LEISURE & AMUSEMENT - 4.1%
Royal Caribbean Cruises, Ltd.	1,149,965	47,585,552
Winnebago Industries	880,700	28,983,837

		76,569,389
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Schedule of Investments (continued)
December 31, 2006 (Unaudited)

		Value
	Shares	(Note 1)
COMMON STOCKS (continued)

RESTAURANTS - 3.7%
CBRL Group, Inc.	976,688	$43,716,555
Ruby Tuesday, Inc.	916,600	25,151,504

		68,868,059

RETAIL - 11.8%
Bed Bath & Beyond, Inc.*	1,078,900	41,106,090
Claire’s Stores, Inc.	1,020,340	33,814,068
Foot Locker, Inc.	1,612,825	35,369,252
PetSmart, Inc.	1,341,000	38,701,260
Ross Stores, Inc.	1,323,200	38,769,760
Zale Corp.*	1,134,150	31,994,371

		219,754,801

TECHNOLOGY - 1.0%
Zebra Technologies Corp. Class A*	529,406	18,418,035

TECH-HARDWARE - 1.7%
Vishay Intertechnology, Inc.*	2,298,250	31,118,305

TECH-SOFTWARE - 4.4%
Advent Software, Inc.*	1,066,438	37,634,597
Cognos. Inc. (Canada)*	1,069,565	45,413,730

		83,048,327

TRANSPORTATION - 1.2%
AirTran Holdings, Inc.*	1,842,700	21,633,298

WHOLESALE - 1.6%
United Stationers, Inc.*	637,410	29,760,673

TOTAL COMMON STOCKS - 95.3% (Cost $1,421,630,861)		1,780,906,266

U.S. GOVERNMENT OBLIGATIONS - 1.6%
U.S. Treasury Bill @ 5.037%** due 01/11/07 (Face Value $15,000,000)		14,979,542
U.S. Treasury Bill @ 5.019%** due 03/01/07 (Face Value $15,000,000)		14,885,190

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $29,859,329)		29,864,732

TOTAL INVESTMENTS - 96.9% (Cost $1,451,490,190)		1,810,770,998

CASH AND OTHER ASSETS, LESS LIABILITIES - 3.1%		57,005,874

NET ASSETS - 100.0%		$1,867,776,872

REIT — Real Estate Investment Trust

*	Non-income producing securities

**	Annualized yield at date of purchase
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments
December 31, 2006 (Unaudited)

		Value
	Shares	(Note 1)
COMMON STOCKS - 94.8%

AEROSPACE/DEFENSE - 1.9%
BE Aerospace, Inc.*	1,321,500	$33,936,120

AGRICULTURE - 2.0%
Bunge, Ltd.	483,300	35,044,083

APPAREL - 2.1%
Liz Claiborne, Inc.	865,300	37,605,938

BANKING - 7.6%
AMVESCAP PLC ADR (United Kingdom)	926,900	22,848,085
Annaly Capital Management, Inc. REIT	2,149,200	29,895,372
JPMorgan Chase & Co	920,000	44,436,000
Regions Financial Corp.	912,000	34,108,800
Stewart Information Services Corp.	62,700	2,718,672

		134,006,929

BASIC MATERIALS - 1.2%
Barrick Gold Corp. (Canada)	688,900	21,149,230

BROKERAGE & MONEY MANAGEMENT - 1.4%
Federated Investors, Inc. Class B	719,500	24,304,710

BUSINESS PRODUCTS - 2.1%
Diebold, Inc.	799,400	37,252,040

CONSUMER PRODUCTS - 8.4%
Avon Products, Inc.	650,200	21,482,608
Blount International, Inc.*	443,300	5,966,818
Helen of Troy, Ltd.* (Bermuda)	76,700	1,860,742
Newell Rubbermaid, Inc.	1,242,800	35,979,060
Pactiv Corp.*	1,409,800	50,315,762
Universal Corp.	629,400	30,846,894

		146,451,884

CONSUMER PRODUCTS/FOOD & BEVERAGE - 4.6%
Anheuser-Busch Cos., Inc.	794,600	39,094,320
International Flavors & Fragrances, Inc.	861,100	42,331,676

		81,425,996

ENERGY - 3.9%
El Paso Corp.	1,174,300	17,943,304
GlobalSanteFe Corp.	286,400	16,834,592
Hanover Compressor Co.*	1,046,000	19,758,940
Tidewater, Inc.	294,100	14,222,676

		68,759,512

HEALTHCARE PRODUCTS - 5.1%
Baxter International, Inc.	952,300	44,177,197
Beckman Coulter, Inc.	583,500	34,893,300
Thoratec Corp.*	616,700	10,841,586

		89,912,083

HEALTHCARE SERVICES - 1.5%
AmerisourceBergen Corp.	118,000	5,305,280
Apria Healthcare Group, Inc.*	792,800	21,128,120

		26,433,400

INDUSTRIAL PRODUCTS - 5.1%
Cabot Corp.	457,900	19,950,703
Dionex Corp.*	326,587	18,520,749
Mine Safety Appliances Co.	10,600	388,490
Sealed Air Corp.	540,100	35,063,292
Spartech Corp.	564,100	14,790,702

		88,713,936

INDUSTRIAL SERVICES - 8.1%
ABM Industries, Inc.	420,400	9,547,284
Allied Waste Industries, Inc.*	3,716,200	45,672,098
Sysco Corp.	1,055,200	38,789,152
Waste Management, Inc.	1,292,100	47,510,517

		141,519,051

INFORMATION TECHNOLOGY SERVICES - 2.1%
BearingPoint, Inc.*	2,448,400	19,268,908
Unisys Corp.*	2,275,500	17,839,920

		37,108,828

INSURANCE - 4.3%
Cincinnati Financial Corp.	378,600	17,154,366
Everest Re Group, Ltd. (Barbados)	270,000	26,489,700
XL Capital, Ltd. Class A (Bermuda)	434,200	31,271,084

		74,915,150
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Schedule of Investments (continued)
December 31, 2006 (Unaudited)

		Value
	Shares	(Note 1)
COMMON STOCKS (continued)

INSURANCE BROKERS - 2.6%
Willis Group Holdings, Ltd. (United Kingdom)	1,152,000	$45,745,920

OIL & GAS - 1.8%
Kinder Morgan Management, LLC*	700,111	31,981,048

PHARMACEUTICALS - 3.3%
MedImmune, Inc.*	885,200	28,653,924
Schering-Plough Corp.	1,257,200	29,720,208

		58,374,132

REAL ESTATE - 3.5%
Apartment Investment & Management Co. Class A REIT	602,700	33,763,254
Healthcare Realty Trust, Inc. REIT	679,100	26,851,614

		60,614,868
RESTAURANTS - 0.4%
Ruby Tuesday, Inc.	224,700	6,165,768

RETAIL - 7.3%
Rent-A-Center, Inc.*	980,900	28,946,359
Ross Stores, Inc.	1,073,900	31,465,270
Safeway, Inc.	1,486,300	51,366,528
Tuesday Morning Corp.	1,006,900	15,657,295

		127,435,452

TECHNOLOGY - 6.2%
Analog Devices, Inc.	550,000	18,078,500
Entegris, Inc.*	2,448,700	26,494,934
Tektronix, Inc.	297,900	8,689,743
Western Digital Corp.*	927,300	18,972,558
Xilinx, Inc.	540,300	12,864,543
Zebra Technologies Corp. Class A*	655,000	22,787,450

		107,887,728

TELECOMMUNICATIONS EQUIPMENT - 2.1%
Nokia Oyj ADR (Finland)	1,851,800	37,628,576

TELECOMMUNICATIONS SERVICES - 2.3%
Alltel Corp.	651,500	39,402,720

UTILITIES - 3.9%
Dynegy, Inc. Class A*	3,235,300	23,423,572
Hawaiian Electric Industries, Inc.	611,275	16,596,116
TECO Energy, Inc.	1,655,200	28,519,096

		68,538,784

TOTAL COMMON STOCKS - 94.8% (Cost $1,406,575,080)		1,662,313,886

U.S. GOVERNMENT OBLIGATIONS - 1.7%
U.S. Treasury Bill @ 5.037%** due 01/11/07 (Face Value $15,000,000)		14,979,541
U.S. Treasury Bill @ 5.019%** due 03/01/07 (Face Value $15,000,000)		14,885,190

TOTAL U.S. GOVERNMENT OBLIGATIONS (Cost $29,859,329)		29,864,731

TOTAL INVESTMENTS - 96.5% (Cost $1,436,434,409)		1,692,178,617

CASH AND OTHER ASSETS, LESS LIABILITIES - 3.5%		60,507,507

NET ASSETS - 100.0%		$1,752,686,124

ADR — American Depository Receipt

REIT — Real Estate Investment Trust

*	Non-income producing securities

**	Annualized yield at date of purchase
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Assets and Liabilities
December 31, 2006 (Unaudited)

	Equity
	Income Fund	Growth Fund	Value Fund
ASSETS
Investments (Cost $28,817,435, $1,451,490,190 and $1,436,434,409, respectively)	$32,713,762	$1,810,770,998	$1,692,178,617
Cash	1,442,594	55,150,381	53,437,189
Receivable for:
Capital shares purchased	2,077,750	1,326,105	439,543
Dividends	62,311	1,253,627	2,685,207
Interest	6,442	220,974	186,942
Securities sold	916,074	5,436,791	14,039,593
Prepaid expenses	5,331	20,935	19,789

TOTAL ASSETS	37,224,264	1,874,179,811	1,762,986,880

LIABILITIES

Payable for:
Capital shares sold	—	659,825	1,104,638
Securities purchased	909,721	4,173,770	7,170,412
Accrued expenses:
Investment advisory fees	26,297	1,204,877	1,492,681
Directors fees	—	6,714	13,947
Other payables and accrued expenses	33,626	357,753	519,078

TOTAL LIABILITIES	969,644	6,402,939	10,300,756

NET ASSETS	$36,254,620	$1,867,776,872	$1,752,686,124

Capital shares issued and outstanding, par value $0.01 (500,000,000, 500,000,000 and 500,000,000 shares authorized, respectively)	2,963,047	47,596,262	49,228,939

Net asset value per share (offering and redemption price)	$12.24	$39.24	$35.60

Net Assets consist of:
Paid in capital	32,014,459	1,463,418,630	1,454,809,287
Accumulated net realized gain	312,160	44,641,459	53,504,307
Net unrealized appreciation on investments	3,896,327	359,280,808	255,744,208
Accumulated undistributed net investment income (loss)	31,674	435,975	(11,371,678)

	$36,254,620	$1,867,776,872	$1,752,686,124

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Operations
For the Six Months Ended December 31, 2006 (Unaudited)

	Equity
	Income Fund	Growth Fund	Value Fund
INVESTMENT INCOME

Dividends (net of foreign taxes withheld of $0, $0 and $18,040, respectively)	$408,191	$6,278,278	$13,857,274
Interest	30,699	2,193,568	2,096,805

Total investment income	438,890	8,471,846	15,954,079

EXPENSES

Investment advisory fees	135,922	6,764,076	8,587,004
Transfer agent fees	14,168	287,776	317,584
Reports to shareholders	—	151,984	184,184
Custodian fees	4,277	190,185	195,378
Pricing fees	15,824	105,248	115,368
Professional fees	14,720	18,400	27,600
Registration and filing fees	6,949	18,252	19,338
Miscellaneous expenses	1,907	13,448	15,033
Directors’ fees and expenses	552	5,888	5,888

Total expenses	194,319	7,555,257	9,467,377
Expenses waived and reimbursed by Advisor (Note 2)	(11,202)	—	—

Net expenses	183,117	7,555,257	9,467,377

Net investment income	255,773	916,589	6,486,702

NET REALIZED AND UNREALIZED GAIN ON INVESTMENTS
Net realized gain on investments	678,273	120,821,338	126,753,521
Net change in unrealized appreciation on investments	2,647,804	45,468,684	86,454,499

Net gain on investments	3,326,077	166,290,022	213,208,020

NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$3,581,850	$167,206,611	$219,694,722

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets

	Equity Income Fund		Growth Fund
	Six Months Ended		Six Months Ended
	December 31, 2006	Year Ended	December 31, 2006	Year Ended
	(Unaudited)	June 30, 2006	(Unaudited)	June 30, 2006
OPERATIONS

Net investment income (loss)	$255,773	$314,806	$916,589	$(502,511)
Net realized gain on investments	678,273	1,824	120,821,338	69,915,840
Net increase in unrealized appreciation of investments	2,647,804	1,235,646	45,468,684	86,155,525

Net increase in net assets from operations	3,581,850	1,552,276	167,206,611	155,568,854

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income	(437,139)	(152,533)	(480,614)	—
Distributions from net realized capital gains	(298,676)	(12,482)	(138,884,292)	(35,405,369)

Net distributions	(735,815)	(165,015)	(139,364,906)	(35,405,369)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares	7,556,897	16,180,179	161,742,862	353,645,898
Reinvestment of distributions	677,132	137,665	117,741,740	29,835,577
Redemption fees	195	681	8,270	22,490
Less: redemptions of shares	(276,341)	(666,928)	(128,932,023)	(507,856,910)

Increase (decrease) resulting from capital share transactions	7,957,883	15,651,597	150,560,849	(124,352,945)

Total increase (decrease) in net assets	10,803,918	17,038,858	178,402,554	(4,189,460)

NET ASSETS

Beginning of period	25,450,702	8,411,844	1,689,374,318	1,693,563,778

End of period	$36,254,620	$25,450,702	$1,867,776,872	$1,689,374,318

Undistributed Net Investment Income at end of period	$31,674	$213,040	$435,975	$—

The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Statements of Changes in Net Assets

	Value Fund
	Six Months Ended
	December 31, 2006	Year Ended
	(Unaudited)	June 30, 2006
OPERATIONS

Net investment income	$6,486,702	$9,730,158
Net realized gain on investments	126,753,521	173,580,142
Net increase (decrease) in unrealized appreciation of investments	86,454,499	(37,832,024)

Net increase in net assets from operations	219,694,722	145,478,276

DISTRIBUTIONS TO SHAREHOLDERS

Distributions from ordinary income	(17,858,380)	(16,078,058)
Distributions from net realized capital gains	(223,659,312)	(216,870,523)

Net distributions	(241,517,692)	(232,948,581)

CAPITAL SHARE TRANSACTIONS

Proceeds from sales of shares	79,448,386	200,186,023
Reinvestment of distributions	205,961,738	195,949,460
Redemption fees	7,142	45,193
Less: redemptions of shares	(197,782,227)	(893,314,233)

Increase (decrease) resulting from capital share transactions	87,635,039	(497,133,557)

Total increase (decrease) in net assets	65,812,069	(584,603,862)

NET ASSETS

Beginning of period	1,686,874,055	2,271,477,917

End of period	$1,752,686,124	$1,686,874,055

Undistributed Net Investment Income at end of period	$—	$—

The accompanying notes are an integral part of the financial statements.

Meridian Equity Income Fund
Financial Highlights
Selected data for each share of capital stock outstanding throughout each period

	For the Six		For the fiscal
	Months Ended	For the	period from
	December 31,	Year Ended	January 31, 2005
	2006	June 30,	through June 30,
	(Unaudited)	2006	2005 +
Net Asset Value — Beginning of Period	$11.05	$10.10	$10.00

Income from Investment Operations
Net Investment Income*	0.08	0.15	0.06
Net Gains on Investments (both realized and unrealized)	1.39	0.93	0.04

Total From Investment Operations	1.47	1.08	0.10

Less Distributions
Distributions from Net Investment Income	(0.17)	(0.12)	0.00
Distributions from Net Realized Capital Gains	(0.11)	(0.01)	0.00

Total Distributions	(0.28)	(0.13)	0.00

Net Asset Value — End of Period	$12.24	$11.05	$10.10

Total Return	13.28%[1]	10.75%	1.00%[1]

Ratios/Supplemental Data
Net Assets, End of Period (000’s)	$36,255	$25,451	$8,412
Ratio of Expenses to Average Net Assets
Before expense reimbursement	1.33%[2]	1.67%	3.96%[2]
After expense reimbursement[3]	1.25%[2]	1.25%	1.25%[2]
Ratio of Net Investment Income (Loss) to Average Net Assets
Before expense reimbursement	1.68%[2]	1.38%	(0.60%)[2]
After expense reimbursement	1.76%[2]	1.80%	2.11%[2]
Portfolio Turnover Rate	26%[1]	60%	25%

*	Net Investment Income per share has been computed before adjustments for book/tax differences.

+	The Fund commenced investment operations on January 31, 2005.

[1]	Not Annualized.

[2]	Annualized.

[3]	See note 2 to Financial Statements.
The accompanying notes are an integral part of the financial statements.

Meridian Growth Fund
Financial Highlights
Selected data for each share of capital stock outstanding throughout each period

	For the Six
	Months
	Ended
	December 31,
	2006	For the Fiscal Year Ended June 30,
	(Unaudited)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net Asset Value — Beginning of Period	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28	$33.26	$33.20	$32.21

Income from Investment Operations
Net Investment Income (Loss)*	0.02	(0.01)	(0.07)	(0.04)	(0.08)	(0.12)	2.26	0.11	0.16	0.27	0.40
Net Gains (Losses) on Investments (both realized and unrealized)	3.81	3.58	1.02	9.10	(0.11)	(0.24)	3.89	4.99	(0.50)	4.92	3.71

Total From Investment Operations	3.83	3.57	0.95	9.06	(0.19)	(0.36)	6.15	5.10	(0.34)	5.19	4.11

Less Distributions
Distributions from Net Investment Income	(0.01)	0.00	0.00	0.00	(0.06)	0.00	(2.44)	(0.15)	(0.14)	(0.32)	(0.36)
Distributions from Net Realized Capital Gains	(3.12)	(0.80)	(0.56)	(0.92)	(0.61)	(2.84)	(1.86)	(1.78)	(6.50)	(4.81)	(2.76)

Total Distributions	(3.13)	(0.80)	(0.56)	(0.92)	(0.67)	(2.84)	(4.30)	(1.93)	(6.64)	(5.13)	(3.12)

Net Asset Value — End of Period	$39.24	$38.54	$35.77	$35.38	$27.24	$28.10	$31.30	$29.45	$26.28	$33.26	$33.20

Total Return	9.89%[1]	10.08%	2.65%	33.65%	(0.20%)	0.42%	23.34%	21.45%	3.05%	16.92%	13.92%

Ratios/Supplemental Data
Net Assets, End of Period (000’s)	$1,867,777	$1,689,374	$1,693,564	$1,273,302	$448,393	$310,659	$182,117	$140,990	$185,683	$296,803	$353,029
Ratio of Expenses to Average Net Assets	0.85%[2]	0.85%	0.86%	0.88%	0.95%	1.02%	1.04%	1.09%	1.01%	0.95%	0.96%
Ratio of Net Investment Income (Loss) to Average Net Assets	0.10%[2]	(0.03%)	(0.21%)	(0.21%)	(0.47%)	(0.62%)	(0.26%)	0.31%	0.49%	0.76%	1.23%
Portfolio Turnover Rate	19%[1]	29%	32%	19%	27%	26%	43%	28%	51%	38%	37%

*	Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

[1]	Not Annualized.

[2]	Annualized.
The accompanying notes are an integral part of the financial statements.

Meridian Value Fund
Financial Highlights
Selected data for each share of capital stock outstanding throughout each period

	For the Six
	Months
	Ended
	December 31,
	2006	For the fiscal year ended June 30,
	(Unaudited)	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Net Asset Value — Beginning of Period	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29	$19.30	$17.40	$15.32

Income from Investment Operations
Net Investment Income (Loss)**	0.17	0.18	0.19	0.00	(0.03)	(0.05)	1.12	0.05	(0.10)	(0.19)	(0.26)
Net Gains (Losses) on Investments (both realized and unrealized)	4.79	2.45	2.96	8.70	1.34	(0.51)	5.75	5.91	3.56	4.32	3.20

Total From Investment Operations	4.96	2.63	3.15	8.70	1.31	(0.56)	6.87	5.96	3.46	4.13	2.94

Less Distributions
Distributions from Net Investment Income	(0.41)	(0.32)	(0.28)	0.00	0.00	(0.04)	(1.09)	0.00	0.00	0.00	0.00
Distributions from Net Realized Capital Gains	(5.09)	(4.28)	(5.11)	0.00	0.00	(0.04)	(0.68)	(2.37)	(0.47)	(2.23)	(0.86)

Total Distributions	(5.50)	(4.60)	(5.39)	0.00	0.00	(0.08)	(1.77)	(2.37)	(0.47)	(2.23)	(0.86)

Net Asset Value — End of Period	$35.60	$36.14	$38.11	$40.35	$31.65	$30.34	$30.98	$25.88	$22.29	$19.30	$17.40

Total Return	13.71%[1]	7.35%	8.00%	27.49%	4.32%	(1.78%)	27.95%	29.63%	18.92%	26.05%	20.55%+

Ratios/Supplemental Data
Net Assets, End of Period (000’s)	$1,752,686	$1,686,874	$2,271,478	$2,226,590	$1,456,552	$1,297,207	$768,559	$87,930	$24,912	$12,196	$7,340
Ratio of Expenses to Average Net Assets	1.10%[2]	1.09%	1.08%	1.09%	1.11%	1.12%	1.10%	1.41%	1.63%	2.16%	2.51%*
Ratio of Net Investment Income (Loss) to Average Net Assets	0.76%[2]	0.49%	0.48%	0.01%	(0.12%)	(0.22%)	0.60%	0.39%	(0.65%)	(1.35%)	(1.96%)*
Portfolio Turnover Rate	34%[1]	58%	59%	81%	60%	54%	76%	86%	124%	133%	144%

+	The total returns would have been lower had certain expenses not been reduced during the periods shown.

*	Not representative of expenses incurred by the Fund as the Adviser waived its fee and/or paid certain expenses of the Fund. As indicated in Note 2, the Adviser may reduce a portion of its fee and absorb certain expenses of the Fund. Had these fees and expenses not been reduced and absorbed, the ratio of expenses to average net assets would have been 2.80% and the ratio of net investment income to average net assets would have been a loss of 2.25% for the period ended June 30, 1997.

**	Net Investment Income (Loss) per share has been computed before adjustments for book/tax differences.

[1]	Not Annualized.

[2]	Annualized.
The accompanying notes are an integral part of the financial statements.

Meridian Fund, Inc.
Notes to Financial Statements
For the Six Months Ended December 31, 2006 (Unaudited)
1.	Organization and Significant Accounting Policies: Meridian Fund, Inc., (the “Meridian Funds”), is comprised of the Meridian Equity Income Fund (the “Equity Income Fund”), the Meridian Growth Fund (the “Growth Fund”) and the Meridian Value Fund (the “Value Fund”). The Equity Income Fund, the Growth Fund and the Value Fund (each a “Fund” and collectively, the “Funds”) are registered under the Investment Company Act of 1940, as no-load, diversified, open-end management investment companies. The Equity Income Fund began operations and was registered on January 31, 2005. The Growth Fund began operations and was registered on August 1, 1984. The Value Fund began operations on February 10, 1994 and was registered on February 7, 1994.

The primary investment objective of the Equity Income Fund is to seek long-term growth of capital along with income as a component of total return.

The primary investment objective of the Growth Fund is to seek long-term growth of capital. Originally named Meridian Fund, the name was changed effective April 20, 2001 to Meridian Growth Fund, to more closely reflect the investment style. There was no change in how the Fund is managed.

The primary investment objective of the Value Fund is to seek long-term growth of capital.

The following is a summary of significant accounting policies for all of the Funds:
a.	Investment Valuations: Marketable securities are valued at the closing price or last sales price on the principal exchange or market on which they are traded; or, if there were no sales that day, at the last reported bid price. Securities and other assets for which reliable market quotations are not readily available or for which a significant event has occurred since the time of the most recent market quotation, will be valued at their fair value as determined by the Adviser under the guidelines established by, and under the general supervision and responsibility of, the Funds’ Board of Directors. Short-term debt securities with original or remaining maturities in excess of 60 days are valued at the mean of their quoted bid and asked prices. Short-term debt securities with 60 days or less to maturity are amortized to maturity based on their cost.

b.	Federal Income Taxes: It is the Funds’ policy to comply with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), applicable to regulated investment companies and to distribute all of their taxable income to their shareholders; therefore, no federal income tax provision is required.

c.	Security Transactions: Security transactions are accounted for on the date the securities are purchased or sold (trade date). Realized gains and losses on security transactions are determined on the basis of specific identification for both financial statement and federal income tax purposes. Dividend income is recorded on the ex-dividend date. Interest income is accrued daily.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2006 (Unaudited)
d.	Cash and Cash Equivalents: All highly liquid investments with an original maturity of three months or less are considered to be cash equivalents. Available funds are automatically swept into a Cash Reserve account, which preserves capital with a consistently competitive rate of return. Interest accrues daily and is credited by the third business day of the following month.

e.	Expenses: Expenses arising in connection with a Fund are charged directly to that Fund. Expenses common to the Funds are generally allocated to each Fund in proportion to their relative net assets.

f.	Use of Estimates: The preparation of financial statements in accordance with accounting principals generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and revenue and expenses at the date of the financial statements. Actual amounts could differ from those estimates.

g.	Distributions to Shareholders: The Funds record distributions to shareholders on the ex-dividend date. The amount of distributions from net investment income and net realized capital gains are determined in accordance with federal income tax regulations which may differ from generally accepted accounting principles. These “book/tax” differences are either considered temporary or permanent in nature. To the extent these differences are permanent in nature, such amounts are reclassified within the capital accounts based on their federal tax-basis treatment; temporary differences do not require reclassification. The amount and character of tax-basis distributions and composition of net assets are finalized at fiscal year-end; accordingly, tax basis balances have not been determined as of December 31, 2006.

Distributions which exceed net investment income and net realized capital gains are reported as distributions in excess of net investment income or distributions in excess of net realized capital gains for financial reporting purposes but not for tax purposes. To the extent they exceed net investment income and net realized capital gains for tax purposes, they are reported as distributions of paid-in-capital.

Permanent book-tax differences, if any, are not included in ending undistributed net investment income (loss) for the purposes of calculating net investment income (loss) per share in the Financial Highlights. The amount and character of tax-basis distributions and composition of net assets are finalized at fiscal year end.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2006 (Unaudited)
h.	Guarantees and Indemnification: Under the Funds’ organizational documents, its Officers and Directors are indemnified against certain liability arising out of the performance of their duties to the Funds. Additionally, in the normal course of business, the Funds enter into contracts with service providers that contain general indemnification clauses. The Funds’ maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Funds that have not yet occurred. However, based on experience, the Funds expect the risk of loss to be remote.

i.	New Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes an Interpretation of FASB Statement No. 109” (the “Interpretation”). The Interpretation establishes for all entities, including pass-through entities such as the Funds, a minimum threshold for financial statement recognition of the benefit of positions taken in filing tax returns (including whether an entity is taxable in a particular jurisdiction), and requires certain expanded tax disclosures. The Interpretation is to be implemented no later than June 29, 2007, and is to be applied to all open tax years as of the date of effectiveness. Management has recently begun to evaluate the application of the Interpretation to the Funds, and is not in a position at this time to estimate the significance of its impact, if any, on the Funds’ financial statements.

In addition, in September 2006, the Financial Accounting Standards Board (FASB) issued Statement on Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (the “Statement”). This standard establishes a single authoritative definition of fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. SFAS No. 157 applies to fair value measurements already required or permitted by existing standards. SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The changes to current generally accepted accounting principles from the application of this Statement relate to the definition of fair value, the methods used to measure fair value, and the expanded disclosures about fair value measurements. The Funds have recently begun to evaluate the application of the Fair Value Measurements to the Funds. However, as of December 31, 2006, the Funds do not believe the adoption of SFAS No. 157 will impact the amounts reported in the financial statements.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2006 (Unaudited)
2.	Related Parties: The Funds have entered into a management agreement with Aster Investment Management Company, Inc. (the “Investment Adviser”). Certain Officers and/or Directors of the Funds are also Officers and/or Directors of the Investment Adviser. Beneficial ownership in the Funds by Richard F. Aster, Jr., President, as of December 31, 2006 were as follows:

Equity Income Fund	39.49%
Growth Fund	1.04%
Value Fund	1.02%
The Investment Adviser receives from the Equity Income Fund, as compensation for its services, an annual fee of 1% of the first $10,000,000 of the Equity Income Fund’s net assets, 0.90% of the next $20,000,000 of the Equity Income Fund’s net assets, 0.80% of the next $20,000,000 of the Equity Income Fund’s net assets and 0.70% of the Equity Income Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets.

The Investment Adviser receives from the Growth Fund, as compensation for its services, an annual fee of 1% of the first $50,000,000 of the Growth Fund’s net assets and 0.75% of the Growth Fund’s net assets in excess of $50,000,000. The fee is paid monthly and calculated based on that month’s daily average net assets.

The Investment Adviser receives from the Value Fund, as compensation for its services, an annual fee of 1% of the Value Fund’s net assets. The fee is paid monthly and calculated based on that month’s daily average net assets.

The Investment Adviser has contractually agreed to waive its fee and reimburse expenses, at least until November 1, 2007, to the extent that total annual operating expenses for the Equity Income Fund exceeds 1.25%. The Investment Adviser has voluntarily agreed to limit the operating expenses of the Growth and Value Funds to 2.50%. With respect to these limits, the Investment Adviser reimbursed the Equity Income Fund $11,203, but did not reimburse the Growth and Value Funds, during the six months ended December 31, 2006. Subject to the approval of the Board of Directors of the Fund, the Fund will repay the Investment Adviser the amount of its reimbursement for the Equity Income Fund for up to three years following the reimbursement to the extent the Equity Income Fund’s expenses drop below 1.25%, after giving effect to repayment by the Fund. Either the Fund or the Investment Adviser can modify or terminate this arrangement at any time.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2006 (Unaudited)
3.	Capital Shares Transactions: Transactions in capital shares for the six months ended December 31, 2006 and the year ended June 30, 2006 were as follows:

	Equity Income Fund
	December 31,	June 30,
	2006	2006
Shares sold	627,147	1,518,742
Shares reinvested on reinvestment of distributions	55,411	12,963

	682,558	1,531,705
Shares redeemed	(23,419)	(61,043)

Net increase	659,139	1,470,662

	Growth Fund
	December 31,	June 30,
	2006	2006
Shares sold	4,038,324	9,349,992
Shares reinvested on reinvestment of distributions	2,980,047	805,510

	7,018,371	10,155,502
Shares redeemed	(3,254,115)	(13,664,615)

Net increase (decrease)	3,764,256	(3,509,113)

	Value Fund
	December 31,	June 30,
	2006	2006
Shares sold	2,130,700	5,344,976
Shares reinvested on reinvestment of distributions	5,777,328	5,630,731

	7,908,028	10,975,707
Shares redeemed	(5,352,178)	(23,900,160)

Net increase (decrease)	2,555,850	(12,924,453)

4.	Compensation of Directors and Officers: Directors and Officers of the Funds who are Directors and/or Officers of the Investment Adviser receive no compensation from the Funds. Directors of the Funds who are not interested persons, as defined in the Investment Company Act of 1940, receive compensation in the amount of $3,000 per annum and a $2,000 purchase in one of the Funds, plus reimbursed expenses and a $1,000 purchase in one of the Funds for each additional Board of Directors meeting attended other than the annual meeting.

Meridian Fund, Inc.
Notes to Financial Statements (continued)
For the Six Months Ended December 31, 2006 (Unaudited)
5.	Cost of Investments: The cost of investments purchased and the proceeds from sales of investments, excluding short-term obligations, for the six months ended December 31, 2006, were as follows:

	Purchases	Proceeds from Sales
Equity Income Fund	$12,118,540	$7,097,395
Growth Fund	326,450,885	314,588,016
Value Fund	547,217,117	696,183,360
6.	Distribution Information: Income and long-term capital gains distributions are determined in accordance with federal income tax regulations, which may differ from generally accepted accounting principles accepted in the United States. The tax character of distributions made during the fiscal years ended June 30, 2006 and June 30, 2005 were as follows:
2006 Taxable Distributions

		Net
	Ordinary	Long-Term	Total
Fund	Income	Capital Gains	Distributions
Equity Income Fund	$165,015	$—	$165,015
Growth Fund	—	35,405,369	35,405,369
Value Fund	26,262,428	206,686,153	232,948,581
2005 Taxable Distributions

		Net
	Ordinary	Long-Term	Total
Fund	Income	Capital Gains	Distributions
Equity Income Fund	$—	$—	$—
Growth Fund	10,056,382	13,674,732	23,731,114
Value Fund	15,996,704	288,644,525	304,641,229
7.	Federal Income Taxes: The aggregate cost of investments, which are book figures that approximate federal income tax basis, were as follows:

		Aggregate	Aggregate
		Gross	Gross
		Unrealized	Unrealized	Net Unrealized
	Aggregate Cost	Appreciation	Depreciation	Appreciation
Equity Income Fund	$28,817,435	$3,997,561	$(101,234)	$3,896,327
Growth Fund	1,451,490,190	369,055,170	(9,774,362)	359,280,808
Value Fund	1,436,434,409	261,652,409	(5,908,201)	255,744,208
Post-October losses represent losses realized on investment transactions from November 1, 2005 through June 30, 2006 that, in accordance with Federal income tax regulations, the Funds have elected to defer and treat as having arisen in the following fiscal year. As of June 30, 2006, the Equity Income Fund had Post-October loss deferrals of $6,670.

Meridian Fund, Inc.
Additional Information
For the Six Months Ended December 31, 2006 (Unaudited)
1.	Proxy Voting Record and Proxy Voting Policies and Procedures: A description of the policies and procedures that each Fund uses to determine how to vote proxies relating to portfolio securities along with information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12 month period ended June 30, 2006 is available (i) without charge, upon request, by calling (800) 446-6662; (ii) on our website at http://www.meridianfund.com; and (iii) on the Securities and Exchange Commission (“SEC”) website at http://www.sec.gov.

2.	Information on Form N-Q: Each Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q within sixty days after the end of the period. The Meridian Fund, Inc. Form N-Q is available on the SEC’s website at http://www.sec.gov, and may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-732-0330.

MERIDIAN FUND, INC.
This report is submitted for
the information of shareholders of
Meridian Fund, Inc. It is not
authorized for distribution to
prospective investors unless
preceded or accompanied by an
effective prospectus.
Officers and Directors
RICHARD F. ASTER, JR.
President and Director
RALPH CECHETTINI
MICHAEL S. ERICKSON
HERBERT C. KAY
JAMES B. GLAVIN
MICHAEL STOLPER
Directors
GREGG B. KEELING
Chief Financial Officer
Treasurer and Secretary
Chief Compliance Officer
Custodian
PFPC TRUST COMPANY
Philadelphia, Pennsylvania
Transfer Agent and Disbursing Agent
PFPC INC.
King of Prussia, Pennsylvania
(800) 446-6662
Counsel
MORRISON & FOERSTER LLP
Washington, D.C.
Auditors
PRICEWATERHOUSECOOPERS LLP
San Francisco, California
MERIDIAN EQUITY INCOME FUND®
MERIDIAN GROWTH FUND®
MERIDIAN VALUE FUND®
SEMI-ANNUAL REPORT
60 E. Sir Francis Drake Blvd.
Wood Island, Suite 306
Larkspur, CA 94939
www.meridianfund.com
Telephone (800) 446-6662
December 31, 2006